EXHIBIT 99.1

Westport Fuel Systems to Announce Third Quarter 2021 Financial Results on Monday, November 8, 2021

VANCOUVER, Oct. 25, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX/ Nasdaq: WPRT) will disclose its third quarter 2021 financial results on Monday, November 8, 2021 after market close. Westport Fuel Systems Inc. will hold its third-quarter results call for Tuesday, November 9, 2021 at 10:00 am Eastern Time (7:00 am Pacific Time).

Participants will include David M. Johnson, Chief Executive Officer, and Richard Orazietti, Chief Financial Officer.

Live Conference Call & Webcast
To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or +1-604-638-5340. The live webcast of the conference call will be available on Westport Fuel Systems’ website at https://investors.wfsinc.com/.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010 using the passcode 7899. The telephone replay will be available until Tuesday, November 16th, 2021. The webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E:  invest@wfsinc.com